Exhibit 4.63

English Summary

of

Supplemental Agreement to the Property Leasing Framework Agreement

Between

China Telecommunications Corporation

and

China Telecom Corporation Limited

China Telecommunications Corporation (“Party A”) and China Telecom Corporation Limited (“Party B”) entered into the Supplemental Agreement to the Property Leasing Framework Agreement on September 23, 2015.

The key terms and conditions of the Supplemental Agreement are as follows:

1. The Parties agree to amend the first paragraph in Sub-article 1 of Article 3 of the Property Leasing Framework Agreement as follows: “The Parties agree that the rental charges under the Property Leasing Framework Agreement shall be determined according to comparable market rates. Market rates shall mean the rental charges at which the same or similar type of properties or adjacent properties are leased by Independent Third Parties in the ordinary course of business and under normal commercial terms. When determining the relevant market rates, to the extent practicable, management of the Company shall take into account the rental charges of at least two similar and comparable transactions entered into with or carried out by Independent Third Parties in the ordinary course of business in the corresponding period for reference.”

2. The execution, validity, performance, interpretation of this Supplemental Agreement and any relevant dispute resolutions shall be governed by the PRC laws.

3. This Supplemental Agreement shall become effective on January 1, 2016. If there is any conflict between this Supplemental Agreement and the Property Leasing Framework Agreement, this Supplemental Agreement shall prevail.